Exhibit 99.1

RRSAT PRESENTS END-TO-END BROADCASTING
SOLUTIONS FOR THE AFRICAN MARKET

Solutions Include a Dedicated Bouquet of Christian Channels on Amos 5 As Well
As Premium Platforms on AFRICASAT 1a for Premium Content

Airport City Business Park, Israel – September 12, 2013 – RRsat Global Communications Network Ltd. (NASDAQ: RRST), a leading provider of comprehensive digital content management and global distribution services to the television and radio broadcasting industry, announced today that it has introduced two valuable solutions for broadcasters and media companies seeking to reach households in the African market. The first solution, which utilizes RRsat’s dedicated neighborhood for Christian and ethnic channels on the Amos 5 platform, has already grown to include four Christian channels. The second solution, which delivers high-quality channels across the continent, utilizes the RRsat’s AFRICASAT 1a platform positioned at 46.0˚E. RRsat solutions for the African market combine each of two outstanding RRsat platforms with its comprehensive playout and content management services.

Channels that have joined the dedicated Christian bouquet on the Amos 5 platform include Bride TV, Fortis TV, Calvary Network International (CNI) and RTV, which RRsat has recently begun to distribute across the African continent. With its strong neighborhood of channels and Pan-African footprint, the dedicated platform is the preferred solution for delivering the Good Word across Africa.

Leading entertainment and media companies delivering premium content to the African market via the RRsat AFRICASAT 1a platform include Fox International Channels’ National Geographic, Nat Geo Wild and Voyage.

“We welcome Bride TV, Fortis TV, RTV and CNI to the family of over 50 Christian channels that RRsat delivers to dedicated viewers of Christian content throughout the world,” said Lior Rival, Chief Commercial Officer of RRsat. “We are proud to offer professional broadcasting solutions for every broadcaster seeking to deliver high quality premium content to households across Africa, whether it is an ethnic channel or a major broadcaster.”

RRsat will be presenting its robust broadcasting solutions for the African market   as well as other global solutions at the IBC 2013 exhibition from September 13 through 17 at Booth #A23, Hall 1.

About RRsat Global Communications Network Ltd.
RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, end-to-end, digital content preparation and management as well as distribution services to the rapidly expanding television and radio broadcasting industries, covering more than 150 countries. Through its RRsat Global Network, composed of satellite and terrestrial fiber optic capacity and the public Internet, RRsat provides high-quality and flexible global distribution services 24/7 to more than 630 channels reaching multiplatform operators, Internet TV and direct-to-home viewers worldwide and also offers occasional use services for sports, news and events with a fleet of flyaways and over 10 transportable satellite news gathering services (SNG) units. More than 130 television and radio channels use RRsat’s advanced production and playout centers comprising comprehensive media asset management services. Visit the company's website http://www.rrsat.com

Safe Harbor Statement
This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. We undertake no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2012 and our Current Reports on Form 6-K.

Company Contact Information: Miki Hakak, Head of Marketing Tel: +972 3 9280808 marketing@RRsat.com	Investor Relations Contacts: Hayden/MS-IR LLC Brett Maas/ Miri Segal-Scharia 646-536-7331/ 917-607-8654 Brett@haydenir.com/ msegal@ms-ir.com